Exhibit 99.1

MANITOBA

Fiscal and Economic

Update

2019/20 Third Quarter Report

Honourable Scott Fielding

Minister of Finance

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

2019/20 FISCAL UPDATE

Millions of Dollars	Budget	Forecast
Revenue	17,025	17,273
Expense	17,480	17,598
In-Year Adjustments/Lapse	(95)	-
Net Income (Loss)	(360)	(325)

Strategic Infrastructure:
Roads, Highways, Bridges and Flood Protection	605	525
Health, Education and Housing	538	386
Other Provincial Infrastructure	345	263
Manitoba Liquor and Lotteries	62	53
	1,550	1,227

Summary Net Debt	26,113	25,667

Net Debt to GDP	34.7%	34.3%

At the third quarter, the deficit is projected to be $325 million or $35 million ahead of plan for 2019/20. Assuming this trajectory continues until year-end, this will represent the fourth consecutive year that Manitoba has out-delivered on the execution of its budget.

Revenue is up $248 million compared to budget, mostly related to an increase in income taxes. Expenses are also up $118 million compared to budget, as the forecast includes over $150 million for new green initiatives, partially offset by a reduction in debt servicing costs.

To accommodate increased expenditures in certain main appropriations, a general special warrant was issued for $148 million. Over $90 million of the special warrant formed part of the $150 million for new green initiatives.

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

Strategic Infrastructure is projected to decrease $323 million from the budget of $1,550 million to $1,227 million.    Government continues to take steps to mitigate unexpected lapses of its capital budget, ensure that all procurement maximizes value for money, and has consolidated many of its capital delivery functions centrally to create an even more effective capital delivery function.

Summary Net Debt is projected to be $25,667 million at year end. This is a $446 million decrease from budget, primarily due to 2018/19 actual results, specifically a smaller deficit and lower than expected capital spending.

The net debt to GDP ratio is currently forecasted at 34.3%.

Revenue

The revenue forecast has increased by $248 million compared to budget. The forecast includes a $106 million increase to income taxes and moderate adjustments to other revenue categories: other own source revenues, federal transfers and net income of Government Business Enterprises.    While not fully reflected in this forecast, there is a possibility that Manitoba Public Insurance will end the year with unexpected accounting gains, which could further increase revenue compared to budget.

Corporation Income Tax revenue is up $101 million as a significant increase in reported taxable income and lower than expected tax credit claims in the 2018 tax year resulted in a higher prior-year settlement payment and a modest increase to advance instalments.

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

SUMMARY REVENUE
Millions of Dollars

UNAUDITED	Forecast	Budget	Change

Income Taxes
Individual Income Tax	3,749	3,744	5
Corporation Income Tax	607	506	101
Subtotal: Income Taxes	4,356	4,250	106

Retail Sales Tax	2,281	2,293	(12)

Education Property Taxes	869	878	(9)

Other Taxes
Corporations Taxes	311	329	(18)
Fuel Taxes	344	349	(5)
Land Transfer Tax	95	91	4
Levy for Health and Education	381	381	-
Tobacco Tax	217	217	-
Other Taxes	13	12	1
Subtotal: Other Taxes	1,361	1,379	(18)

Tuition Fees	395	364	31

Fees and Other Revenue
Fines and Costs and Other Legal	58	58	-
Minerals and Petroleum	17	14	3
Automobile and Motor Carrier Licences and Fees	196	191	5
Parks: Forestry and Other Conservation	25	24	1
Water Power Rentals	112	107	5
Service Fees and Other Miscellaneous Charges	1,523	1,513	10
Subtotal: Fees and Other Revenue	1,931	1,907	24

Federal Transfers
Equalization	2,255	2,255	-
Canada Health Transfer	1,472	1,474	(2)
Canada Social Transfer	532	533	(1)
Shared Cost and Other Transfers	582	553	29
Subtotal: Federal Transfers	4,841	4,815	26

Net Income of Government Business Enterprises	863	806	57

Sinking Funds and Other Earnings	376	333	43

Total Summary Revenue	17,273	17,025	248

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

Expense

The expense forecast has increased by $118 million compared to budget with significant over expenditures in the departments of Agriculture and Resource Development, Conservation and Climate, Health, Seniors and Active Living and Sport, Culture and Heritage.

We are making progress on our Made-in-Manitoba Climate and Green Plan and have included $164 million of recently announced new green investments in our forecast, contributing to the over expenditures in the departments of Agriculture and Resource Development and Conservation and Climate.

The green initiatives include:

●	Over $103 million for the clean-up and monitoring of contaminated orphaned and abandoned mine sites throughout the province;
●	$50 million to preserve wetlands through the GROW Trust;
●	Nearly $8 million to clean up contaminated sites, like abandoned gas stations; and
●	$3 million for Contingency for Lead Mitigation.

Health, Seniors and Active Living is currently forecasting an over expenditure of $30 million related to increases in medical remuneration resulting from higher patient volume, unbudgeted costs for sending patients out of province for specialized treatments and higher than anticipated blood usage costs from Canadian Blood Services.

Manitoba Film and Video Production Tax Credit claims, which are reported in the Department of Sport, Culture and Heritage are coming in higher than budget. The Manitoba film and video production sector has experienced extraordinary growth in the last few years and tax credit claims are reflecting that expansion.

Due to favourable interest rates, we are also forecasting a decrease in our debt servicing costs.

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

 SUMMARY EXPENSE

  Millions of Dollars

UNAUDITED	Forecast	Budget	Change

Legislative Assembly	65	52	13
Executive Council	5	5	-
Agriculture and Resource Development	532	444	88
Central Services	192	191	1
Civil Service Commission	23	22	1
Conservation and Climate	263	155	108
Crown Services	2	2	-
Economic Development and Training	1,663	1,689	(26)
Education	2,952	2,942	10
Employee Pensions and Other Costs	-	-	-
Families	2,183	2,199	(16)
Finance	104	107	(3)
Health, Seniors and Active Living	6,695	6,665	30
Indigenous and Northern Relations	31	33	(2)
Infrastructure	480	487	(7)
Justice	696	697	(1)
Municipal Relations	420	415	5
Sport, Culture and Heritage	199	167	32
Enabling Appropriations	37	71	(34)
Other Appropriations	33	50	(17)
Debt Servicing	1,023	1,087	(64)

Total Summary Expense	17,598	17,480	118

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

Manitoba Economic Review and Outlook

In 2019, a number of international political and economic developments substantially reduced global trade. New and higher import tariffs, outright bans on some imports, low commodity prices, higher interest rates, and other factors restrained production, investments and consumer expenditures around the world.

In Manitoba, lower overall spending slowed growth in sales in a number of industries. However, the momentum from a boost in capital spending on buildings in 2018 continued in 2019. In addition, the labour market improved, lifting household incomes.

Compared to the Budget 2019 forecast, Manitoba’s economic growth is lower in 2019 and in 2020. Real GDP growth is estimated at 1.1% in 2019 and forecast to be 1.3% in 2020.

Despite lower economic output, income tax revenues are higher in 2019/20 due to higher than expected household and corporate incomes and deferred settlements from 2018. Revenues from other sources, notably sales tax, typically follow the economic cycle and are lower than expected.

Population growth continues to be a strength for the province, up by 1.2% in 2019, the tenth consecutive year of growth above 1.0%. This is providing a broad based expansion of construction of income-generating properties in Manitoba.

Investment in residential buildings increased by 4.6% in 2019, from 3.3% in 2018 and 14.5% in 2017. Investment in non-residential buildings increased by 11.3% in 2019 from 6.7% in 2018. Spending on commercial and industrial properties increased by 15.0% and 5.9%, respectively, while spending on institutional buildings increased by 6.4%.

Employment in Manitoba increased by 0.9% in 2019 compared to 0.6% in 2018. This lowered the unemployment rate to 5.3% from 6.0% in 2018 and increased labour income growth to 3.6% from 3.1% in 2018.

The ban on canola seed exports to China prompted a 54% reduction in exports to China. This was more than offset by a 9.4% increase in sales to the U.S., resulting in a 2.6% gain in total international merchandise exports from Manitoba.

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

Manitoba’s inflation rate averaged 2.2% in 2019, down marginally from 2.5% in 2018. In 2019, shelter and food prices increased above the average rate, while alcohol and tobacco, health and personal care, transportation, recreational, education and reading, clothing and footwear, and household operations prices increased below the average rate.